Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report

Collection Period Ended   31-Mar-2023

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Mar-2023	31-Mar-2023		
Determination Date	13-Apr-2023			
Record Date	14-Apr-2023			
Distribution Date	17-Apr-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2023	17-Apr-2023	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2023	15-Apr-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	247,835,014.27	182,304,773.91	65,530,240.36	150.471275	0.418610
Class A-2 Notes	657,500,000.00	657,500,000.00	657,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	657,500,000.00	657,500,000.00	657,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**1,681,435,014.27**	**1,615,904,773.91**	**65,530,240.36**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	1,729,360,721.76	1,663,830,481.40			
Yield Supplement Overcollateralization Amount	200,704,831.25	179,953,808.31	173,297,342.28			
Pool Balance	**2,117,733,131.01**	**1,909,314,530.07**	**1,837,127,823.68**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	65,530,240.36	150.471275
Class A-2 Notes	5.090000%	2,788,895.83	4.241667	2,788,895.83	4.241667
Class A-3 Notes	4.510000%	2,471,104.17	3.758333	2,471,104.17	3.758333
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$5,685,971.67**		**$71,216,212.03**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	70,167,576.04	(1) Total Servicing Fee	1,591,095.44
Interest Collections	7,398,802.16	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,120,493.68	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	360,135.00	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	5,685,971.67
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	241,364.65	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**79,288,371.53**	(6) Regular Principal Distributable Amount	65,530,240.36
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**79,288,371.53**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	6,481,064.06
		Total Distribution	**79,288,371.53**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,591,095.44	1,591,095.44	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	5,685,971.67	5,685,971.67	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	2,788,895.83	2,788,895.83	0.00
thereof on Class A-3 Notes	2,471,104.17	2,471,104.17	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	5,685,971.67	5,685,971.67	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	65,530,240.36	65,530,240.36	0.00
Aggregate Principal Distributable Amount	65,530,240.36	65,530,240.36	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	15,474.40
minus Net Investment Earnings	15,474.40
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	15,474.40
Net Investment Earnings on the Collection Account	225,890.25
Investment Earnings for the Collection Period	241,364.65

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	1,909,314,530.07	50,739
Principal Collections	42,265,853.71	
Principal Collections attributable to Full Pay-offs	27,901,722.33	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,019,130.35	
Pool Balance end of Collection Period	1,837,127,823.68	49,788
Pool Factor	86.75%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	4.88%
Weighted Average Number of Remaining Payments	54.32	50.31
Weighted Average Seasoning (months)	13.16	17.40

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,829,143,362.96	49,645	99.57%
31-60 Days Delinquent	5,334,120.93	105	0.29%
61-90 Days Delinquent	1,968,663.34	28	0.11%
91-120 Days Delinquent	681,676.45	10	0.04%
Total	1,837,127,823.68	49,788	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.144%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,019,130.35	53	5,584,715.55	134
Principal Net Liquidation Proceeds	1,119,734.31		3,698,342.49	
Principal Recoveries	358,854.62		440,346.32	
Principal Net Loss / (Gain)	540,541.42		1,446,026.74	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.346%
Prior Collection Period	0.266 %
Second Prior Collection Period	0.139 %
Third Prior Collection Period	NA
Four Month Average	0.251%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.068%
Average Net Loss / (Gain)	10,791.24

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.